VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg,
                   Senior Assistant Chief Accountant

Re:	Donegal Group Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 14, 2011 File Number: 000-15341
Dear Mr. Rosenberg:
     This letter confirms our telephone conversation with Kei Nakada to extend the time period for the Company to respond to the staff’s July 19, 2011 comment letter to August 29, 2011. If you have any questions, please contact me at (215) 979-1234.

Sincerely,
/s/ Frederick W. Dreher
Frederick W. Dreher

FWD:am

cc:	Donald H. Nikolaus Jeffrey D. Miller